UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: December 4, 2015 to April 5, 2016

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

EX 99.1: Total starts up Moho Phase 1b deep offshore project, Congo

EX 99.2: Total’s Board of Directors Elects Patrick Pouyanné as Chairman and Chief Executive Officer and Appoints a Lead Independent Director, France

EX 99.3: Total declares its second quarter 2015 interim dividend of 0.61 euro per share, available in cash or in discounted new shares, France

EX 99.4: Total Launches a “Plant 4.0” Corporate Incubator, France

EX 99.5: Results of the option to receive the second quarter 2015 interim dividend in shares, France

EX 99.6: Total transfers 20% interest and operatorship of Kharyaga to Zarubezhneft, Russia

EX 99.7: Total acquires the country’s main retail network and establishes its leadership in the Caribbean, Dominican Republic

EX 99.8: Audience of Patrick Pouyanné with Hassan Rouhani, Iran

EX 99.9: Total signs long-term agreements to supply LNG to state-owned Indonesian company Pertamina, Indonesia

EX 99.10: Total Energy Ventures Invests in Two Distributed Solar Energy Start-Ups, France

EX 99.11: Total signs Heads of Agreement to supply LNG to ENN, China

EX 99.12: Total starts-up production at Laggan-Tormore in the West of Shetland, UK

EX 99.13: Philippe Baptiste Appointed Senior Vice President, Scientific Development at Total, France

EX 99.14: 2015 Results & Outlook, France

EX 99.15: Total proposes a fourth quarter 2015 dividend of 0.61 euros per share and the option to receive the dividend in shares at a 10% discount, France

EX 99.16: Total starts up Vega Pleyade offshore project in Tierra del Fuego, Argentina

EX 99.17: Total declares its third quarter 2015 interim dividend of 0.61 euro per share, available in cash or in discounted new shares, France

EX 99.18: Minutes of Board of Directors meeting of March 15, 2016, France

EX 99.19: Total quarterly ex-dividend dates for 2017 dividend, France

EX 99.20: 2015 Annual Reports, France

EX 99.21: Momar Nguer appointed President, Marketing & Services and member of the Executive Committee of Total, France

EX 99.22: France Total and China National Petroleum Company Sign A Strategic Cooperation Agreement , France

EX 99.23: Total’s Supercomputer now the Industry’s Most Powerful Worldwide, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: April 5, 2016	By:	/s/ Humbert de Wendel
		Name:	Humbert de WENDEL
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Congo: Total starts up Moho Phase 1b deep offshore project (December 11, 2015)

•	EXHIBIT 99.2: France: Total’s Board of Directors Elects Patrick Pouyanné as Chairman and Chief Executive Officer and Appoints a Lead Independent Director (December 16, 2015)

•	EXHIBIT 99.3: France: Total declares its second quarter 2015 interim dividend of 0.61 euro per share, available in cash or in discounted new shares (December 16, 2015)

•	EXHIBIT 99.4: France: Total Launches a “Plant 4.0” Corporate Incubator (December 18, 2015)

•	EXHIBIT 99.5: France: Results of the option to receive the second quarter 2015 interim dividend in shares (January 12, 2016)

•	EXHIBIT 99.6: Russia: Total transfers 20% interest and operatorship of Kharyaga to Zarubezhneft (January 21, 2016)

•	EXHIBIT 99.7: Dominican Republic: Total acquires the country’s main retail network and establishes its leadership in the Caribbean (January 27, 2016)

•	EXHIBIT 99.8: Iran: Audience of Patrick Pouyanné with Hassan Rouhani (January 28, 2016)

•	EXHIBIT 99.9: Indonesia: Total signs long-term agreements to supply LNG to state-owned Indonesian company Pertamina (February 2, 2016)

•	EXHIBIT 99.10: France: Total Energy Ventures Invests in Two Distributed Solar Energy Start-Ups (February 2, 2016)

•	EXHIBIT 99.11: China: Total signs Heads of Agreement to supply LNG to ENN in China (February 4, 2016)

•	EXHIBIT 99.12: UK: Total starts-up production at Laggan-Tormore in the West of Shetland (February 8, 2016)

•	EXHIBIT 99.13: France: Philippe Baptiste Appointed Senior Vice President, Scientific Development at Total (February 8, 2016)

•	EXHIBIT 99.14: France: 2015 Results & Outlook (February 11, 2016)

•	EXHIBIT 99.15: France: Total proposes a fourth quarter 2015 dividend of 0.61 euros per share and the option to receive the dividend in shares at a 10% discount (February 11, 2016)

•	EXHIBIT 99.16: Argentina: Total starts up Vega Pleyade offshore project in Tierra del Fuego (February 25, 2016)

•	EXHIBIT 99.17: France: Total declares its third quarter 2015 interim dividend of 0.61 euro per share, available in cash or in discounted new shares (March 16, 2016)

•	EXHIBIT 99.18: France: Minutes of Board of Directors meeting of March 15, 2016 (March 16, 2016)

•	EXHIBIT 99.19: France: Total quarterly ex-dividend dates for 2017 dividend (March 16, 2016)

•	EXHIBIT 99.20: France: 2015 Annual Reports (March 16, 2016)

•	EXHIBIT 99.21: France: Momar Nguer appointed President, Marketing & Services and member of the Executive Committee of Total (March 18, 2016)

•	EXHIBIT 99.22: France: Total and China National Petroleum Company Sign A Strategic Cooperation Agreement (March 21, 2016)

•	EXHIBIT 99.23: France: Total’s Supercomputer now the Industry’s Most Powerful Worldwide (March 29, 2016)